UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO
FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
Commission File Number 001-14372
EXTENDICARE REAL ESTATE INVESTMENT TRUST

(Exact name of registrant as specified in its charter)
3000 Steeles Avenue East, Markham, Ontario, Canada L3R 9W2

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Trust Units

(Title of each class of securities covered by this Form)
Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☑	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

Item 1. Exchange Act Reporting History
A. State when you first incurred the duty to file reports under section 13(a) or section 15(d) of the Exchange Act.
Extendicare Real Estate Investment Trust (“Extendicare REIT”) is successor to Extendicare Inc., pursuant to a plan of arrangement effective November 10, 2006 (the “Plan of Arrangement”). Extendicare Inc. first incurred the duty to file reports under section 13(a) or section 15(d) of the Exchange Act when it registered its subordinate voting shares (the “Subordinate Voting Shares”) with the Securities and Exchange Commission (the “SEC” or “Commission”) in May 1996.
Pursuant to the Plan of Arrangement, holders of Subordinate Voting Shares exchanged their shares for trust units of Extendicare REIT (the “Trust Units”) effective November 10, 2006.
B. State whether you have filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form, and whether you have filed at least one annual report under section 13(a).
Extendicare REIT, or its predecessor Extendicare Inc., as applicable, have filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) for the 12 months preceding the filing of this form, and have filed at least one annual report under section 13(a).
Item 2. Recent United States Market Activity
State when your securities were last sold in the United States in a registered offering under the Securities Act of 1933 (15 U.S.C. 77a et seq.) (“Securities Act”).
Neither Extendicare REIT nor its predecessor Extendicare Inc. has sold securities in the United States in a registered offering under the Securities Act of 1933. Extendicare Inc. filed a Registration Statement on Form F-10 (Registration No. 333-04114) in 1996 but did not issue any securities thereunder.
Item 3. Foreign Listing and Primary Trading Market
A. Identify the exchange or exchanges outside the United States, and the foreign jurisdiction in which the exchange or exchanges are located, on which you have maintained a listing of the class of securities that is the subject of this Form, and which, either singly or together with the trading of the same class of the issuer’s securities in another foreign jurisdiction, constitutes the primary trading market for those securities.
Extendicare REIT’s Trust Units are listed on the Toronto Stock Exchange (“TSX”) in Toronto, Canada, which currently constitutes the single and primary trading market for the Trust Units. Prior to the Plan of Arrangement, all of the securities of Extendicare Inc. were listed on the TSX, and the Subordinate Voting Shares of Extendicare Inc. were also listed on the New York Stock Exchange (the “NYSE”). Extendicare Inc. delisted from the NYSE on November 10, 2006, as part of the Plan of Arrangement. The TSX was the primary trading market of the Subordinate Voting Shares for the 12-month period from November 9, 2005 to November 9, 2006.
B. Provide the date of initial listing on the foreign exchange or exchanges identified in response to Item 3.A. In addition, disclose whether you have maintained a listing of the subject class of securities on one or more of those foreign exchanges for at least the 12 months preceding the filing of this Form.
Extendicare Inc.’s common shares were listed on the TSX in 1974. The class of shares that ultimately became the Subordinate Voting Shares were listed on the TSX in 1979. The Trust Units of Extendicare REIT began trading on the TSX on November 10, 2006.

C. Disclose the percentage of trading in the subject class of securities that occurred in the identified jurisdiction or jurisdictions of your foreign listing as of a recent 12-month period.
For the 12-month period from November 9, 2005 to November 9, 2006 (which was the last day the shares traded on the NYSE) the percentage of trading in Subordinate Voting Shares of Extendicare Inc. on the TSX was 96.96% of the combined volume traded on the TSX and NYSE during that period (see Exhibit 99.1).
Item 4. Comparative Trading Volume Data
If relying on Rule 12h-6(a)(4)(i), provide the following information:
A. Identify the first and last days of the recent 12-month period used to meet the requirements of that rule provision.
The first and last days of the 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) are November 9, 2005 and November 9, 2006, respectively.
B. For the same recent 12-month period, disclose the average daily trading volume of the class of securities that is the subject of this Form both in the United States and on a worldwide basis.
For the 12-month period from November 9, 2005 to November 9, 2006, the average daily trading volume of the Subordinate Voting Shares of Extendicare Inc. on a worldwide basis was 482,300 (see Exhibit 99.1).
C. For the same recent 12-month period, disclose the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis.
For the 12-month period from November 9, 2005 to November 9, 2006, the percentage of the average daily trading volume of the Subordinate Voting Shares of Extendicare Inc. on a worldwide basis that was traded on the NYSE was 3.04% (see Exhibit 99.1).
D. Disclose whether you have delisted the subject class of securities from a national securities exchange or inter-dealer quotation system in the United States. If so, provide the date of delisting, and, as of that date, disclose the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis for the preceding 12-month period.
The Subordinate Voting Shares were delisted from the NYSE on November 10, 2006. For the 12-month period from November 9, 2005 to November 9, 2006, the percentage of the average daily trading volume of the Subordinate Voting Shares of Extendicare Inc. on a worldwide basis that was traded on the NYSE was 3.04% (see Exhibit 99.1).
E. Disclose whether you have terminated a sponsored American depositary receipt (ADR) facility regarding the subject class of securities. If so, provide the date of the ADR facility termination, and, as of that date, disclose the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis for the preceding 12-month period.
Not Applicable
F. Identify the sources of the trading volume information used for determining whether you meet the requirements of Rule 12h-6. If you used more than one source, disclose the reasons why you used each source.
The trading volume data for the Subordinate Voting Shares on the TSX was provided by “TSX Historical Data Access”.
The trading volume data for the Subordinate Voting Shares on the NYSE was provided by Thomson Financial “ir channel”.

Item 5. Alternative Record Holder Information
Not Applicable
Item 6. Debt Securities
Not Applicable
Item 7. Notice Requirement
Extendicare REIT issued a news release on June 4, 2007, via CCNMathews that included Canadian and U.S. timely disclosure, disclosing its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act. A copy of the news release is attached to this form as Exhibit 99.2.
Item 8. Prior Form 15 Filers
Not Applicable
PART II
Item 9. Rule 12g3-2(b) Exemption
Extendicare REIT will publish the information required under Rule 12g3-2(b)(1)(iii) on the SEDAR website (its primary trading market) at www.sedar.com, and on its own internet website at www.extendicare.com.
PART III
Item 10. Exhibits

Exhibit
Number	Description of Exhibit

99.1	Trading Volume of Extendicare Inc. Subordinate Voting Shares for the 12-month period ended November 9, 2006

99.2	News Release: Extendicare REIT Files Form 15F to Deregister its Trust Units with the Securities and Exchange Commission.

Item 11. Undertakings
The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.
Pursuant to the requirements of the Securities Exchange Act of 1934, Extendicare Real Estate Investment Trust has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Extendicare Real Estate Investment Trust certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

EXTENDICARE REAL ESTATE INVESTMENT TRUST
Date: June 4, 2007	By:	/s/ Richard L. Bertrand
Richard L. Bertrand
Senior Vice-President and Chief Financial Officer